April 4, 2019

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

       Re: Rezolute, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on March 11, 2019
           File No. 000-54495

Dear Mr. Elam:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Anthony Epps, Esq.